UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ALST Casino Holdco, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo ALST Holdco, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 0 common units

	7	Sole Dispositive Power

	8	Shared Dispositive Power 85,086 common units*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,086 common units

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.7%

12	Type of Reporting Person (See Instructions) OO

*  As a result of the Pledge Agreement dated July 5, 2012 by and between North LV Holdco II, LLC and Apollo ALST Holdco, LLC, the Reporting Persons (as defined below) may be deemed to beneficially own the common units.  The Reporting Persons disclaim beneficial ownership of all of the common units included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No.

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo ALST Voteco, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 0 common units

	7	Sole Dispositive Power

	8	Shared Dispositive Power 85,086 common units*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,086 common units

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 19.7%

12	Type of Reporting Person (See Instructions) OO

*  As a result of the Pledge Agreement dated July 5, 2012 by and between North LV Holdco II, LLC and Apollo ALST Holdco, LLC, the Reporting Persons (as defined below) may be deemed to beneficially own the common units.  The Reporting Persons disclaim beneficial ownership of all of the common units included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 1.
	(a)	Name of Issuer ALST Casino Holdco, LLC
	(b)	Address of Issuer’s Principal Executive Offices 2711 Centerville Road, Suite 400 Wilmington, DE 19808

Item 2.
(a)

Name of Person Filing
This statement is filed by (i) Apollo ALST Holdco, LLC (“Apollo Holdco”), and (ii) Apollo ALST Voteco, LLC (“Apollo Voteco”).  Apollo Holdco holds common units of the Issuer.  Apollo Voteco holds all of the voting membership interests in Apollo Holdco and serves as its managing member and as such has the right to vote and dispose of the Issuer’s common units held by Apollo Holdco.  Leon Black, Joshua Harris and Marc Rowan are the members of Apollo Voteco, which is managed by its members.  The members of Apollo Voteco act by majority vote of all of the current members, including with respect to any decision to exercise Apollo Holdco’s voting, governance, transfer or economic rights in the common units of the Issuer held by Apollo Holdco.  Apollo Holdco and Apollo Voteco are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal office of Apollo Holdco and Apollo Voteco is One Manhattanville Road, Suite 201, Purchase, New York 10577.
	(c)	Citizenship Apollo Holdco and Apollo Voteco are each Delaware limited liability companies.
	(d)	Title of Class of Securities Common units
	(e)	CUSIP Number Not applicable.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

Apollo Holdco:       85,086 common units

Apollo Voteco:       85,086 common units

As a result of the Pledge Agreement dated July 5, 2012 by and between North LV Holdco, LLC and Apollo ALST Holdco, LLC, the Reporting Persons may be deemed to beneficially own the common units included in this report. Each of the Reporting Persons and Messrs. Leon Black, Joshua Harris and Marc Rowan, the members of Apollo Voteco, disclaim beneficial ownership of all of the common units included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)

Percent of class:

Apollo Holdco:       19.7%

Apollo Voteco:       19.7%

The percentage amounts are based upon 432,213 common units outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0 for all Reporting Persons.
(ii) Shared power to vote or to direct the vote: 0 for all Reporting Persons.
(iii) Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons.
(iv) Shared power to dispose or to direct the disposition of: Apollo Holdco: 85,086 common units Apollo Voteco: 85,086 common units

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2013

APOLLO ALST HOLDCO, LLC

By:	Apollo ALST Voteco, LLC
its managing member

	By:	/s/ Marc J. Rowan
Marc J. Rowan
Vice President

APOLLO ALST VOTECO, LLC

By:	/s/ Marc J. Rowan
Marc J. Rowan
Vice President